  Exhibit 99.2

First Mining Gold Corp.

Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of First Mining Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Mining Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of net loss and comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 25, 2021

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2020 AND DECEMBER 31, 2019
(Expressed in thousands of Canadian dollars unless otherwise noted)
	December 31, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	$28,901	$5,902
Investments (Note 7)	18,425	1,775
Prepaid expenses, accounts and other receivables (Note 6)	2,700	652
Total current assets	50,026	8,329

Non-current
Mineral properties (Note 8)	179,429	252,815
Investment in Treasury Metals Inc. (Note 4)	63,812	-
Mineral property investments (Note 9)	6,726	5,398
Property and equipment	570	608
Other assets	650	870
Total non-current assets	251,187	259,691
TOTAL ASSETS	$301,213	$268,020

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 11)	$2,013	$1,398
Flow-through share premium liability (Note 14)	-	341
Current portion of lease liability (Note 10)	112	94
Current portion of environmental reclamation provision (Note 12)	250	716
Option – PC Gold (Note 8(a))	4,410	-
Obligation to distribute investments (Note 4)	34,040	-
Total current liabilities	40,825	2,549

Non-current
Silver Stream derivative liability (Note 5)	13,260	-
Lease liability (Note 10)	442	554
Environmental reclamation provision (Note 12)	3,133	1,639
Deferred tax liabilities (Note 17)	-	946
Total non-current liabilities	16,835	3,139
TOTAL LIABILITIES	57,660	5,688
SHAREHOLDERS’ EQUITY
Share capital (Note 13)	317,167	282,666
Warrant and share-based payment reserve (Note 13)	44,648	33,330
Accumulated other comprehensive loss	(1,392)	(3,649)
Accumulated deficit	(116,870)	(50,015)
Total shareholders’ equity	243,553	262,332
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$301,213	$268,020
Subsequent events (Note 22)
The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(Expressed in thousands of Canadian dollars unless otherwise noted)

	Year ended December 31,
	2020	2019

Cash flows from operating activities
Net loss for the year	$(32,815)	$(6,959)
Adjustments for:
Impairment of non-current assets (Note 4)	24,870	341
Share-based payments (Note 13(h))	958	1,596
Depreciation	305	171
Fair value loss on Silver Stream derivative liability (Note 5)	5,882	-
Investments fair value gain (Note 7)	(765)	-
Unrealized foreign exchange gain	(404)	-
Loss on disposal of subsidiaries (Notes 4, 8(b))	296	-
Other expenses	129	6
Deferred income tax (recovery) expense	(1,587)	516
Equity income from investment in Treasury Metals (Note 4)	(1,446)	-
Operating cash flows before movements in working capital	(4,577)	(4,329)
Changes in non-cash working capital items:
Increase in accounts and other receivables	(59)	(242)
Decrease (increase) in prepaid expenditures	9	(87)
Increase in accounts payables and accrued liabilities	405	458
Total cash used in operating activities	(4,222)	(4,200)
Cash flows from investing activities
Mineral property expenditures (Notes 4, 8)	(17,629)	(6,031)
Proceeds from sale of investments	4,937	1,758
Property and equipment purchases	(272)	(123)
Option payments and expenditures recovered (Note 8)	148	83
Total cash used in investing activities	(12,816)	(4,313)
Cash flows from financing activities
Net proceeds from bought deal financing (Note 13(c))	26,677	-
Net proceeds from private placements (Note 13(e))	9,124	9,258
Net proceeds from First Majestic Silver Corp. (Note 5)	3,263	-
Proceeds from exercise of warrants and stock options	1,296	43
Net proceeds from ATM program (Note 13(d))	125	-
Repayment of lease liability	(94)	-
Finance costs paid	(56)	-
Total cash provided by financing activities	40,335	9,301
Foreign exchange effect on cash	(298)	(1)
Change in cash and cash equivalents	22,999	787
Cash and cash equivalents, beginning	5,902	5,115
Cash and cash equivalents, ending	$28,901	$5,902
Cash	$16,857	$5,858
Term deposits	12,044	44
Cash and cash equivalents, ending	$28,901	$5,902

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(Expressed in thousands of Canadian dollars, except share and per share amounts)
	Year ended December 31,
	2020	2019

OPERATING EXPENSES (Note 15)
General and administration	$3,573	$3,414
Exploration and evaluation	812	1,124
Investor relations and marketing communications	1,111	1,177
Corporate development and due diligence	468	517
Impairment of non-current assets (Note 4)	24,870	341
Loss from operational activities	(30,834)	(6,573)

OTHER ITEMS
Change in fair value on Silver Stream derivative liability (Note 5)	(5,882)	-
Investments fair value gain (Note 7)	765	-
Foreign exchange gain (loss)	329	(4)
Loss on disposal of subsidiaries (Note 8(b))	(296)	-
Interest and other income	184	212
Other expenses	(114)	(78)
Loss before income taxes and equity income	$(35,848)	$(6,443)

Deferred income tax recovery (expense) (Notes 14, 17)	1,587	(516)
Equity income from investment in Treasury Metals (Note 4)	1,446	-
Net loss for the year	$(32,815)	$(6,959)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Investments fair value gain (Note 7)	1,611	705
Mineral property investments fair value gain (Note 9)	1,329	981
Items that may be reclassified to net (loss) or income:
Currency translation adjustment	(10)	(43)
Recycling of currency translation adjustment on disposal of foreign subsidiaries (Note 8(b))	(673)	-
Other comprehensive income	2,257	1,643

Net loss and comprehensive income for the year	$(30,558)	$(5,316)
Basic and diluted loss per share (in dollars)	$(0.05)	$(0.01)
Weighted average number of shares outstanding – Basic and Diluted	644,940,126	574,872,959

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(Expressed in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$(43,056)	$256,950
Proceeds from private placements (Note 13(b))	33,095,772	8,392	1,018	-	-	-	9,410
Flow-through share premium liability (Note 13(b))	-	(771)	-	-	-	-	(771)
Shares issuance costs (Note 13(c))	370,250	(131)	(21)	-	-	-	(152)
Exercise of warrants (Note 13(c))	214,200	108	(65)	-	-	-	43
Share-based payments	-	-	-	2,168	-	-	2,168
Net loss for the year	-	-	-	-	-	(6,959)	(6,959)
Other comprehensive income	-	-	-	-	1,643	-	1,643
Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332
Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332
Proceeds from bought deal financing (Note 13(b))	57,500,000	25,339	3,411	-	-	-	28,750
Bought deal financing share issuance costs (Note 13(b))	-	(1,821)	(252)	-	-	-	(2,073)
Proceeds from private placements (Note 13(b))	40,198,095	8,160	1,122	-	-	-	9,282
Flow-through share premium liability (Note 13(b))	-	(300)	-	-	-	-	(300)
Private placements share issuance costs (Note 13(b))	-	(136)	(22)	-	-	-	(158)
At-the-market distributions (Note 13(b))	532,000	125	-	-	-	-	125
Exercise of options (Note 13(d))	3,717,500	1,817	-	(606)	-	-	1,211
Exercise of warrants (Note 13(c))	247,500	98	(13)	-	-	-	85
Shares issued in connection with 2016 mineral property acquisition	24,220	4	-	-	-	-	4
Shares issued on acquisition of the East Cedartree claims (Note 8(c))	3,000,000	1,215	-	-	-	-	1,215
Warrants issued to First Majestic Silver Corp. (Note 5)	-	-	6,278	-	-	-	6,278
Share-based payments	-	-	-	1,400	-	-	1,400
Obligation to distribute investments	-	- -	-	-	-	(34,040)	(34,040)
Net loss for the year	-	-	-	-	-	(32,815)	(32,815)
Other comprehensive income	-	-	-	-	2,257	-	2,257
Balance as at December 31, 2020	697,216,453	$317,167	$25,056	$19,592	$(1,392)	$(116,870)	$243,553

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is a Canadian gold company focused on the permitting and development of the Springpole Gold Project in northwestern Ontario. The Company also holds a significant equity investment in Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) (Note 4) which is advancing the Goliath-Goldlund gold complex in Ontario towards a construction decision. First Mining’s portfolio of gold projects in eastern Canada also includes Pickle Crow (being advanced in partnership with Auteco Minerals Ltd. (“Auteco”) (ASX: AUT)), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt.

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty arising from the impacts of COVID-19 the Company may be restricted in its ability to raise additional funding. The impact of COVID-19 on the Company over time is not determinable; however, its effects may have a material impact on the Company’s financial position, results of operations and cash flows in future periods.

2. BASIS OF PRESENTATION

These consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), effective for the Company’s reporting for the year ended December 31, 2020.

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The consolidated annual financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are expressed in thousands of Canadian dollars.

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

2. BASIS OF PRESENTATION (Continued)

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northwestern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northwestern Ontario, Canada
PC Gold Inc.	100%	Pickle Crow Gold Project (“Pickle Crow”) (Note 8(a))	Northwestern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”)10% indirect interest in the Duparquet Gold Project (“Duparquet”) Pitt Gold Project (“Pitt”)	Québec, Canada

These consolidated financial statements were approved by the Board of Directors on March 22, 2021.

3. ACCOUNTING POLICIES

These consolidated annual financial statements have been prepared using the following accounting policies:

a)
Financial Instruments

(i)
Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, at the time of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

(ii)
Measurement

Financial assets at FVTOCI
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3. ACCOUNTING POLICIES (Continued)

Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management elected to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(iii)
Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for a financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company recognizes in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv)
Derecognition

Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

b)
Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3. ACCOUNTING POLICIES (Continued)

c)
Mineral Properties

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as mineral concession taxes, option payments, wages and salaries, surveying, geological consulting and laboratory costs, field supplies, travel and administration. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they are incurred.

The Company may occasionally enter into option or royalty arrangements, whereby the Company will transfer part of its mineral properties, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting a mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to mineral properties and mine development costs.

d)
Impairment of Non-Financial Assets

Mineral properties are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). As a result, some assets may be tested individually for impairment and some are tested at a cash-generating unit level.

Impairment reviews for the Company’s exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review for an exploration and evaluation asset is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●
The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●
Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●
No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●
Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3. ACCOUNTING POLICIES (Continued)

e)
Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Depreciation is recognized in profit or loss on a straight-line basis over the following estimated useful lives:

Buildings	10 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	3 years
Computer software	1 year

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

f)
Environmental Reclamation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The present value of the estimated costs of legal and constructive obligations required to restore the exploration sites is recognized in the year in which the obligation is incurred.
The nature of the reclamation activities includes restoration and revegetation of the affected exploration sites.

When a liability is recognized, the present value of the estimated costs (discounted using a risk-free rate) is capitalized by increasing the carrying amount of the related exploration property. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environment disturbances or changes in reclamation costs will be recognized as additions to the corresponding assets and reclamation provision in the year in which they occur.

g)
Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3. ACCOUNTING POLICIES (Continued)

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

h)
Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Consideration received from financings involving units consisting of common shares and warrants is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the consideration is allocated to the value of share capital and warrant reserve on a pro rata basis. The share capital is valued at the closing share price of the Company on the completion date of the private placement and the warrant reserve is valued using the Black-Scholes option pricing model.

i)
Flow-Through Units and Shares

The Company may, from time to time, issue flow-through common shares or units to finance a portion of its Canadian exploration programs. Pursuant to the terms of the flow-through share agreements and the Income Tax Act (Canada) (the “ITA”), these equity instruments transfer the tax deductibility of qualifying resource expenditures to investors.

Upon the issuance of a flow-through share, the Company bifurcates the flow-through share into i) fair value of capital stock issued, based on market price at time of issuance, and ii) the residual as a flow-through share premium, which is recognized as a liability. Upon the issuance of a flow-through unit, the Company bifurcates the flow-through unit into i) relative fair value of capital stock issued, ii) relative fair value of a warrant, and iii) the residual as a flow-through share premium, which is recognized as a liability.

Upon incurring qualifying expenses, the Company derecognizes the flow-through share premium liability and recognizes a credit to deferred tax expense (recovery). Proceeds received from the issuance of flow-through shares are to be used for Canadian resource property exploration expenditures within a certain time period as prescribed by the Government of Canada’s flow-through regulations, as contained in the ITA. The portion of the proceeds received but not yet expended at the end of the Company’s relevant reporting period is disclosed separately in the notes to the financial statements as flow-through expenditure commitments (Note 14). The Company is also subject to Part XII.6 of the ITA, which imposes a tax on flow-through proceeds renounced under the “Look-back Rule”, in accordance with the Government of Canada’s flow-through regulations. When applicable, this tax is accrued until paid.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3. ACCOUNTING POLICIES (Continued)

j)
Loss per Share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect. In periods when the Company has generated a net loss, stock options and share purchase warrants are not included in the computation of diluted loss per share as they are anti-dilutive.

k)
Share-based Payments

Where equity-settled share options are granted to employees, the fair value of the options at the date of grant, measured using the Black-Scholes option pricing model, is charged to the statement of comprehensive loss or capitalized to mineral properties over the vesting period using the graded vesting method. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.

Where equity-settled share options are granted to non-employees, they are measured at the fair value of the goods or services received. However, if the value of goods or services received in exchange for the options cannot be reliably estimated, the options are measured using the Black-Scholes option pricing model.

All equity-settled share-based payments are reflected in share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, together with any consideration received.

l)
Leases

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For new leases, a right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment.

m)
Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segment.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3. ACCOUNTING POLICIES (Continued)

n)
Investment in associate

An associate is an entity over which the Company has significant influence, and which is neither a subsidiary nor a joint arrangement.

The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

The Company’s investment in the common shares of Treasury Metals (Note 4) has been treated as an investment in associate and accounted for using the equity method.

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. A significant or prolonged decline in the fair value of an equity investment below its cost is also objective evidence of impairment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net income in the period in which the reversal occurs.

o)
Accounting Policy Judgements and Estimation Uncertainty

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires the Company’s management to make estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3. ACCOUNTING POLICIES (Continued)

The following discusses accounting policy judgments and the sources of estimation uncertainty:

(i)
Accounting Policy Judgements

Mineral Property Impairment Indicators
In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Impairment of Investment in Associate
With respect to its investment in associate, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability depends on various factors, including the identification of economic recoverability of reserves at Treasury Metals’ exploration properties, the ability of Treasury Metals to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the Treasury Metals shares themselves. The publicly quoted share price of Treasury Metals is also a source of objective evidence about the recoverable amount of the equity investment.

Milestone Payments per Treasury Share Purchase Agreement

The Company applied judgment in the determination of whether to recognize the contingent milestone payments in accordance with the Treasury Share Purchase Agreement (defined in Note 4). In management’s judgment, there is uncertainty of these milestones being reached. Management considered the expected length of time that may pass before this uncertainty is resolved, as well as the fact that achievement of the milestones is outside of the Company’s control. Therefore, the milestone payments have not been recognized as assets as at December 31, 2020.

(ii)
Estimation Uncertainty

Determining Amount and Timing of Reclamation Provisions
A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates and interest rates. The actual cost to reclaim a mine or exploration property may vary from the estimated amounts because there are uncertainties with respect to the extent of required future remediation activities, as studies are currently ongoing, and uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

3. ACCOUNTING POLICIES (Continued)

Valuation of Mineral Property Investments

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Changes to the property specific and market-based variables could result in the fair value being less than or greater than the amount recorded.

Fair Value of Silver Stream Derivative Liability

The determination of the fair value of the Silver Stream is an area of significant estimation uncertainty. The fair value is calculated by utilising a Monte Carlo simulation valuation model. A Monte Carlo valuation model relies on random sampling and is often used when modeling cash flows with many inputs and where there is significant uncertainty in the future value of inputs and where the movement of the inputs can be independent of each other. The key inputs used in the Silver Stream fair value calculation are further disclosed in Note 5. Changes in the inputs to the valuation model may result in material changes in the fair value of the silver stream derivative liability and the amount of fair value gains or losses recognized in the statement of net loss and comprehensive loss in future periods.

Fair Value of Treasury Metals Warrants
The Company made assumptions when estimating the fair value of its warrants held in Treasury Metals, as described in Note 4. The fair value of the warrants at the date of grant and at subsequent reporting dates is measured using the Black‐Scholes pricing model. Changes in the input assumptions can significantly affect the fair value estimate.

Fair Value of the Option – PC Gold
The Company has made assumptions when estimating the fair value of this option liability which arises under the terms of the Earn-In Agreement described in Note 8(a). As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. The specific assumptions made are disclosed in Note 8(a). Changes in these assumptions can significantly affect the fair value estimate.

p)
Accounting Standards Issued but Not Yet Applied

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

4. INVESTMENT IN TREASURY METALS

a)
Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed its transaction with Treasury Metals under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”); (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a 3-year term; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash); and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at December 31, 2020.

b)
Initial Recognition of Consideration Received

The components of the consideration received in connection with the sale of Tamaka comprised the following:

●
$78,000,000 for 43.33 million Treasury Metals Shares (the “Share Consideration”);
●
  $9,812,000 for 11.67 million Treasury Metals Warrants (the “Warrant Consideration”) - Note 7; and
●
  $3,709,000 for the retained 1.5% NSR (the “NSR Consideration”) - Note 8.

$91,521,000

Share Consideration

The Company applies equity accounting for the investment in the Treasury Metals Shares. The fair value of the Treasury Metals Shares at closing of $78,000,000 was determined using the quoted price of Treasury Metals common shares on August 7, 2020. Upon closing of the transaction, First Mining held approximately 40% (December 31, 2019 - nil) of Treasury Metals common shares (on an undiluted basis) and has nominated three individuals to its Board of Directors. The Company has concluded it has significant influence over Treasury Metals. The Company is accounting for its investment using the equity method until such time as it no longer has significant influence.

Warrant Consideration

The warrants of Treasury Metals have been accounted for as FVTPL. The Company uses the Black-Scholes option pricing model to calculate the fair value of the warrants held in Treasury Metals both as at August 7, 2020 and on an ongoing basis. The Company used the following assumptions:

	August 7, 2020	December 31, 2020
Risk-free interest rate	0.23%	0.20%
Expected life (years)	3.00 years	2.60 years
Expected volatility(1)	62.44%	64.42%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility was based on Treasury Metals’ historical price volatility, over a period which approximates the expected life of the warrant.

As at December 31, 2020, the fair value of the warrants decreased to $5,772,000 which resulted in a loss of $4,040,000 for the period between August 7, 2020 to December 31, 2020. The loss is recorded within the investments fair value gain (loss) in the statement of net loss and comprehensive income (loss).

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

4. INVESTMENT IN TREASURY METALS (Continued)

NSR Consideration

The 1.5% NSR royalty on Goldlund was measured at a fair value of $3,709,000 and is included as part of “Others” in “Mineral Properties” (Note 8).

c)
Equity Accounting Method for Investment in Treasury Metals and Impairment

As at December 31, 2020 the fair market value of the Company’s investment in common shares of Treasury Metals was $58,500,000, based on the quoted market price. Due to the significant decline in fair value of the Treasury Metals Shares at September 30, 2020 the Company recorded an impairment of the investment in Treasury Metals amounting to $15,634,000. This impairment was recorded within the impairment of non-current assets in the statement of net loss and comprehensive income (loss). It was determined that there was no additional impairment as at December 31, 2020.

Investment in Treasury Metals
Balance, December 31, 2019	$-
Acquisition – Initial Recognition on August 7, 2020	78,000
Equity income (August 7, 2020 to December 31, 2020)	1,446
Impairment of Investment in Treasury Metals Inc. (recorded on September 30, 2020)	(15,634)
Balance, December 31, 2020	$63,812

Treasury Metals Summarized Statements of Total Comprehensive Loss and Financial Position

A summary of Treasury Metals' consolidated statement of other comprehensive loss during year ended December 31, 2020 is as follows:

Year ended December 31, 2020
Loss before income taxes	$(6,181)
Deferred income tax recovery	3,425
Net loss for the year	(2,756)
Other comprehensive income	43
Total comprehensive loss	$(2,713)

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

4. INVESTMENT IN TREASURY METALS (Continued)

The assets and liabilities of Treasury Metals are summarized in the following table and the December 31, 2020 numbers are taken from Treasury Metals’ consolidated financial statements as at December 31, 2020.

December 31, 2020
Current assets	$6,179
Non-current assets	176,710
182,889
Current liabilities	4,877
Non-current liabilities	4,959
9,837
Net assets	$173,053

Reconciliation of Treasury Metal’s Net Assets to First Mining’s Carrying value as at December 31, 2020

Balance, December 31, 2019	$-
Initial Recognition on August 7, 2020	167,238
Equity income (August 7, 2020 to December 31, 2020)	3,717
Other increase in equity of Treasury Metals	2,098
Balance, December 31, 2020	$173,053
First Mining’s share of net assets	66,591
Incremental fair value of Goldlund-Goliath mineral property	12,855
Impairment of investment in Treasury Metals	(15,634)
Carrying value	$63,812

d)
Goldlund Mineral Property Impairment

During the year ended December 31, 2020, prior to the disposition, the Company recorded an impairment of the Goldlund project amounting to $9,236,000 (2019 - $nil), based on the fair value of the consideration received under the Treasury Share Purchase Agreement.

Reconciliation of Income Statement Expense: Impairment of Non-Current Assets

Year ended December 31, 2020
Mineral Property impairment	$9,236
Impairment of Investment in Treasury Metals (Equity Interest)	15,634
Total expense for the year	$24,870

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

4. INVESTMENT IN TREASURY METALS (Continued)

e)
Obligation to Distribute Investments

In accordance with the terms of a Shareholders Agreement signed in connection with the transaction, First Mining is required to distribute approximately 20.92 million Treasury Metals Shares and all of the Treasury Metals Warrants to its shareholders (the “Distribution”) within 12 months of closing of the transaction. Following the Distribution, First Mining will retain approximately 22.41 million Treasury Metals Shares, leaving the Company with a 19.9% interest. As at December 31, 2020, the Company recognized a liability for the Distribution of $34,040,000. The liability was recorded with a corresponding entry to accumulated deficit as it represents a distribution to shareholders.

5. SILVER STREAM DERIVATIVE LIABILITY

a)
Silver Purchase Agreement Overview

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million, in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years.

Upon receipt of its share of silver production, First Majestic will make ongoing cash payments to First Mining for each ounce of silver delivered in an amount equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the "Silver Cash Price"), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, beginning at the start of the third year after commencement of production at the project.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

b)
Consideration Received and Future Silver Stream Terms

Per the Silver Purchase Agreement, First Majestic paid US$10 million to First Mining on the July 2, 2020 closing date, with US$2.5 million paid in cash and the remaining US$7.5 million paid in 805,698 common shares of First Majestic. As at December 31, 2020, the Company held 400,000 First Majestic common shares recorded in Investments (Note 7).

Consideration payable for the Silver Stream includes two further tranches (split evenly between cash and First Majestic common shares) based on the achievement of certain Springpole Gold Project milestones. Upon announcement of the Pre-Feasibility Study (“PFS”) subsequent to December 31, 2020, First Mining received US$7.5 million from First Majestic (US$3.75 million paid in cash and the remaining US$3.75 million in common shares of First Majestic) (Note 22), with a further US$5 million payable upon First Mining receiving approval of either a Federal or Provincial Environmental Assessment. (The three tranches of consideration totaling US$22.5 million constitute the “Advance Payment”). In the event of default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

5. SILVER STREAM DERIVATIVE LIABILITY (Continued)

The Advance Payment amount is used to track the stream balance for commercial, but not accounting purposes. Until the date where the Advance Payment is reduced to nil, an amount equal to the number of ounces of silver delivered to First Majestic multiplied by the difference between the spot price of silver and the Silver Cash Price shall reduce the balance of the Advance Payment on the delivery date. In the event the Company exercises the Buy-Back Right by paying US$22.5 million to First Majestic, the Advance Payment amount shall be reduced to nil.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

c)
Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL. The Company considered whether the Silver Stream would qualify as an ‘own use contract’, whereby it would not require fair value accounting under IFRS. An ‘own use contract’ is one that results in the physical delivery of a company’s own non-financial asset. The Silver Stream failed to qualify under the ‘own use exemption’ as a result of the silver substitution provisions within the Silver Purchase Agreement. In addition, the Company has an unavoidable obligation to repay the Advance Payment or deliver the silver to First Majestic.

As of the acquisition date, the estimated fair value of the Silver Stream derivative liability was determined using a discounted cash flow model which incorporated a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement. The key inputs to calculate the fair value of the silver stream derivative liability at each reporting date include:

●
COMEX spot silver price;
●
COMEX silver futures curve;
●
COMEX 4-year at-the-money silver implied volatility;
●
USD 3-month LIBOR discount curve;
●
First Mining’s estimated credit spread;
●
Probability of receiving future advanced payments; and
●
Quarterly delivery schedule of payable silver (updated for the recently completed Pre-Feasibility Study).

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the Company), with gains and losses recorded in the statement of net loss and comprehensive income (loss). The fair value of the Silver Stream derivative liability at July 2, 2020 was determined to be US$5,431,000 ($7,378,000), which consisted of the fair value of the Advance Payment tranches yet to be received of US$8,473,000 ($11,512,000), net of the fair value of the future Silver Stream obligation of US$13,904,000 ($18,890,000). At December 31, 2020 the fair value of the Silver Stream derivative liability is US$10,415,000 ($13,260,000), which is comprised of the Silver Stream obligation fair value of US$21,761,000 ($27,706,000) less the Advance Payment receivable fair value of US$11,346,000 ($14,446,000).

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

5. SILVER STREAM DERIVATIVE LIABILITY (Continued)

Silver Stream derivative liability
Balance, December 31, 2019	$-
Fair value of Silver Stream derivative liability - Initial Recognition on July 2, 2020	(7,378)
Change in fair value during the period	(5,882)
Balance, December 31, 2020	$(13,260)

The fair value of the 30 million common share purchase warrants issued to First Majestic as part of the transaction was calculated using the Black-Scholes option pricing model. The fair value of the warrants of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position. The Company measured the transaction date fair value using the following Black-Scholes assumptions:

July 2, 2020
Risk-free interest rate	0.38%
Expected life (years)	5.00 years
Expected volatility(1)	70.65%
Expected dividend yield	Nil
(1)
The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the warrant.

6. PREPAID EXPENSES, ACCOUNTS AND OTHER RECEIVABLES

Category	December 31, 2020	December 31, 2019
Current
GST and HST receivables	$593	$231
Investment sale proceeds receivable (Note 7)	1,715	-
Other receivables	38	72
Prepaid expenses	354	349
Total prepaids expenses, current accounts and other receivables	$2,700	$652

Non-current
Mexican VAT receivable	-	103

Total prepaid expenses, accounts and other receivables	$2,700	$755

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

7. INVESTMENTS

The movements in investments during the years ended December 31, 2020 and 2019 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2019	$-	$1,775	$-	$1,775
Additions	11,134	-	9,812	20,946
Disposals	(6,672)	-	-	(6,672)
Gain recorded in other comprehensive loss	-	1,611	-	1,611
Gain (loss) recorded in net loss	4,805	-	(4,040)	765
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2018	$-	$2,597	$-	$2,597
Additions	-	231	-	231
Disposals	-	(1,758)	-	(1,758)
Gain recorded in other comprehensive loss	-	705	-	705
Balance as at December 31, 2019	$-	$1,775	$-	$1,775

The Company holds marketable securities of publicly traded companies as strategic interests and has less than a 10% equity interest in each of its investees, with the exception of Treasury Metals (Note 4). The Auteco and First Majestic marketable securities were classified as FVTPL. Other marketable securities are designated as FVTOCI in accordance with the Company’s accounting policy.

During the year ended December 31, 2020, the Company:

●
sold a total of 405,698 common shares of First Majestic for net proceeds of $6,652,000 which resulted in a realized gain on sale of $1,422,000.
●
received a total of 11.67 million Treasury Metals Warrants in connection with its Treasury Share Purchase Agreement (Note 4) which were classified as FVTPL.

As at December 31, 2020, there were 100,000 First Majestic shares sold but not yet settled for net proceeds of $1,715,000, which is recorded within “Prepaid expenses, accounts and other receivables” in the statement of financial position (Note 6).

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

8. MINERAL PROPERTIES

As at December 31, 2020 and December 31, 2019, the Company has capitalized the following acquisition, exploration, and evaluation costs on its mineral properties:

	Balance December 31, 2019	Acquisition	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal, impairment or reclassification	Balance December 31, 2020
Springpole	$76,775	$-	$740	$1,300	$4,828	$3,555	$709	$-	$-	$-	$87,907
Cameron	27,374	4,219	11	145	52	50	24	-	-	-	31,875
Duquesne	5,133	-	3	1	7	-	-	-	-	-	5,144
Pitt	2,084	-	-	-	1	-	-	-	-	-	2,085
Hope Brook	20,071	-	20	148	140	123	110	-	-	-	20,612
Pickle Crow	19,263	-	20	71	4,409	1,217	6	-	-	-	24,986
Goldlund (Note 4)	98,894	-	2	430	796	255	126	-	-	(100,503)	-
Others(1)	2,615	-	7	7	37	8	2	-	-	3,702	6,378
Canada Total	$252,209	$4,219	$803	$2,102	$10,270	$5,208	$977	$-	$-	$(96,801)	$178,987
USA	452	-	48	-	-	-	-	(48)	(10)	-	442
Mexico	154	-	5	-	-	-	-	-	8	(167)	-
Total	$252,815	$4,219	$856	$2,102	$10,270	$5,208	$977	$(48)	$(2)	$(96,968)	$179,429

	Balance December 31, 2018	Acquisition	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal, impairment or reclassification	Balance December 31, 2019
Springpole	$73,378	$-	$347	$950	$1,058	$488	$554	$-	$-	$-	$76,775
Cameron	27,032	-	56	87	126	16	57	-	-	-	27,374
Duquesne	5,091	-	2	3	35	1	1	-	-	-	5,133
Pitt	2,082	-	-	-	2	-	-	-	-	-	2,084
Hope Brook	19,581	-	20	213	105	41	111	-	-	-	20,071
Pickle Crow	16,754	-	31	88	46	2,376	18	(50)	-	-	19,263
Goldlund (Note 4)	96,604	-	3	726	1,085	240	236	-	-	-	98,894
Others(1)	2,559	-	3	17	27	8	1	-	-	-	2,615
Canada Total	$243,081	$-	$462	$2,084	$2,484	$3,170	$978	$(50)	$-	$-	$252,209
USA	804	-	46	-	-	-	-	(25)	(32)	(341)	452
Mexico	244	-	43	22	34	-	-	(179)	(10)	-	154
Total	$244,129	$-	$551	$2,106	$2,518	$3,170	$978	$(254)	$(42)	$(341)	$252,815

(1)
Other mineral properties in Canada as at December 31, 2020 and December 31, 2019 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project. Other mineral properties in Canada as at December 31, 2020 also include the 1.5% NSR Royalty under the terms of the Treasury Share Purchase Agreement (Note 4), which was reclassified from “Goldlund” to “Others” during the year ended December 31, 2020.

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

8. MINERAL PROPERTIES (Continued)

a)
Pickle Crow Project

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Earn-In Agreement”) whereby Auteco may earn up to an 80% interest in PC Gold, a wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Earn-In Agreement, the Earn-In is comprised of two stages:

●
Stage 1 Earn-In (51% earn-in) – Three-year initial earn-in period to acquire a 51% equity interest in PC Gold by:
o
Spending $5,000,000 on exploration and environmental matters at the Pickle Crow Gold Project (or cash payments in lieu), of which $750,000 must be incurred within the first 12 months; and
o
Issuing 100 million shares of Auteco to First Mining.

●
Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
o
Spending a further $5,000,000 on exploration on the Pickle Crow Gold Project;
o
Making a $1,000,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
o
Issuing First Mining a 2% NSR royalty on the Project (1% of which can be bought back for USD$2,500,000) (issued upon completion of the Stage 2 Earn-In).

In addition, upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash. First Mining’s residual 20% interest in the project is carried until a construction decision at Pickle Crow, which is to be made after a final feasibility study and following Auteco having arranged sufficient financing to achieve commercial production. If Auteco should fail to meet such requirements within the applicable time periods, the Earn-In Agreement will terminate and Auteco will be entitled to retain any interest which it has earned-in to prior to the date of termination. During the term of the Earn-In Agreement, Auteco will incur all program costs and manage Pickle Crow exploration activity.

During the year ended December 31, 2020, the Company received the scheduled consideration in cash of $100,000 and 25 million shares of Auteco with a fair value on receipt of $740,000 under the terms of the Earn-in Agreement. Auteco incurred a total of $3,570,000 in exploration expenditures during the year ended December 31, 2020.

As the Earn-In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Option – PC Gold liability is classified as FVTPL.

As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. Factors that are considered include:

●
Performance of the Auteco share price;
●
The amount or timing of Pickle Crow exploration expenditures incurred;
●
Updates to the NI 43-101 resource report (or Australian equivalent);
●
Milestone payment probability assumptions; and
●
Gold spot prices over the period from the Earn-In Agreement closing to December 31, 2020.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

8. MINERAL PROPERTIES (Continued)

As at December 31, 2020, management has estimated a fair value for the Option – PC Gold liability of $4,410,000. Management has concluded that there were no developments in the period since inception that would indicate a material change in fair value and, accordingly, the Option – PC Gold liability remains recorded at the amount received from the counterparty. These amounts include cash, exploration expenditures incurred and the value, at the time of receipt, of the 25 million Auteco shares received.

b)
Cameron Gold Project

On December 9, 2020, the Company and Metalore Resources Limited (“Metalore”) completed a transaction (“Metalore Transaction”) pursuant to which First Mining acquired the East Cedartree claims from Metalore, filling in a strategic landholding which is contiguous to the Cameron Gold Project. Under the Metalore Transaction, as consideration for the acquisition of the East Cedartree claims, First Mining paid Metalore $3,000,000 in cash and issued 3,000,000 shares of First Mining with a fair value of $1,215,000.

c)
Mexican Property Portfolio

Mineral properties in Mexico as at December 31, 2019 included Miranda, Socorro, San Ricardo, Las Margaritas, Puertecitos, Los Tamales, Geranio, El Apache, El Roble, Batacosa and Lachatao. On April 28, 2020, the Company entered into a share purchase agreement with a third-party private company (the “Purchaser”) pursuant to which the Purchaser acquired all of the issued and outstanding shares of 0924682 B.C. Ltd. and 1089568 B.C. Ltd., two wholly-owned subsidiaries of the Company that held all of the shares of two Mexican subsidiaries which owned all of the Company’s Mexican mineral properties. Consideration consisted of a nominal amount of cash, and the grant to the Company of a 2% NSR on 10 of the 11 Mexican mineral properties. Following the date of this sales agreement, First Mining no longer holds any subsidiaries or mineral properties in Mexico. The transaction resulted in a $303,000 loss on disposal of subsidiaries which was recorded on the statement of net loss and comprehensive income (loss) for the year ended December 31, 2020, and the resultant recycling of currency translation adjustment on disposal of the Mexican subsidiaries amounting to $616,000.

9. MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc. (“Clifton”), has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

As there is no observable market data which can be used to determine the fair value of the Company’s mineral property investments, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Factors that are considered include:

●
Changes in the economic and regulatory environment for the jurisdiction in which the Duparquet Gold project is located;
●
Gold spot prices over the period from the acquisition of the investment to December 31, 2020;
●
The Company’s market capitalization per in-situ ounce which are attributable to the Duparquet Gold project; and
●
Recent transactions involving mineral properties located in Quebec.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

9. MINERAL PROPERTY INVESTMENTS (Continued)

During the year ended December 31, 2020, management determined, as a function of the rising gold price environment, that there was an increase in the fair value of mineral property investments and a fair value gain of $1,329,000 was recorded during the year ended December 31, 2020 (year ended December 31, 2019 - $981,000) (Note 20). As at December 31 2020, the fair value of the Company’s mineral property investments is $6,726,000 (December 31, 2019 - $5,398,000).

10. RIGHT-OF-USE ASSET AND LEASE LIABILITY

In December 2019, the Company entered into a 5-year lease agreement to use Vancouver office space. At the commencement date of the lease, the lease liability was measured at the present value of the lease payments. The lease payments are discounted using an interest rate of 10%, which is the Company’s estimated incremental borrowing rate.

a)
Right-of-Use Asset

	December 31, 2020	December 31, 2019
Balance, beginning of year	$648	$-
Present value of future lease payments	-	648
Depreciation	(119)	-
Balance, end of year	$529	$648

b)
Lease Liability

	December 31, 2020	December 31, 2019
Balance, beginning of year	$648	$-
Present value of future lease payments	-	648
Finance costs	56	-
Repayments of principal	(94)	-
Payments of finance costs	(56)	-
Balance, end of year	$554	$648

Statements of Financial Position Presentation	December 31, 2020	December 31, 2019
Current portion of lease liability	$112	$94
Non-current lease liability	442	554
Total	$554	$648

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

10. RIGHT-OF-USE ASSET AND LEASE LIABILITY (Continued)

Maturity analysis – contractual undiscounted cash flows:

As at	December 31, 2020	December 31, 2019
Less than one year	$163	$149
One to five years	515	678
More than five years	-	-
Total undiscounted lease liability	$678	$827

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	December 31, 2020	December 31, 2019
Accounts payable	$837	$768
Accrued liabilities	1,176	630
Total	$2,013	$1,398

12. ENVIRONMENTAL RECLAMATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the exploration and development of a mineral property. As at December 31, 2020, the Company estimates that the fair value of the environmental reclamation provision for the Pickle Crow Gold Project, in Ontario, is $3,383,000 (December 31, 2019 - $2,355,000). The liability was estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The amount is recorded in the “Assaying, field supplies, and environmental” category in Mineral Properties per Note 8. The undiscounted balance of the estimated cash flows is $3,190,000 in 2020 dollars. The recorded amount has been measured using a risk-free discount rate of between 0.20% and 0.60% based on Canadian government bonds with associated maturities which match the estimated cash outflows and using an inflation rate of 2% per year. The cash outflows in respect of the provision are estimated to occur over the next eleven years.

	December 31, 2020	December 31, 2019
Balance, beginning of year	$2,355	$-
Additions to present value of environmental reclamation provision	1,200	2,355
Reclamation costs incurred	(200)	-
Interest or accretion expense	28	-
Balance, end of year	$3,383	$2,355

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

12. ENVIRONMENTAL RECLAMATION PROVISION (Continued)

Statements of Financial Position Presentation	December 31, 2020	December 31, 2019
Current portion of environmental reclamation provision	$250	$716
Non-current environmental reclamation provision	3,133	1,639
Total	$3,383	$2,355

13. SHARE CAPITAL

a)
Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)
Issued and Fully Paid

Common shares: 697,216,453 (December 31, 2019 – 591,997,138).
Preferred shares: nil (December 31, 2019 – nil).

Bought Deal Financing

On August 26, 2020, the Company closed a bought deal offering (the “August Offering”). Pursuant to the August Offering, the Company issued 57,500,000 units of the Company (the “Bought Deal Units”) at a price of $0.50 per Bought Deal Unit for gross proceeds of $28,750,000. In connection with the August Offering, the Company paid issuance costs of $2,073,000 in cash, including professional fees, underwriters’ commission, and underwriters’ legal fees. Each Bought Deal Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Bought Deal Warrant”). Each Bought Deal Warrant entitles the holder to acquire one common share of the Company for a period of 24 months following the closing of the August Offering at a price of $0.70. An amount of $23,518,000 ($25,339,000 net of allocated issuance costs of $1,821,000) was recorded in share capital. The Bought Deal Warrants were valued at $3,159,000 ($3,411,000 net of allocated issuance costs of $252,000) using the relative fair value method.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

13. SHARE CAPITAL (Continued)

Non-Brokered Private Placement Financing

On March 6, 2020, the Company completed a non-brokered private placement raising aggregate gross proceeds of $8,532,000 (the “March Offering”). Pursuant to the March Offering, the Company issued an aggregate of 27,420,318 units of the Company (the “Units”) at a price of $0.22 per Unit for gross proceeds of $6,032,000 and 10,000,000 flow-through units of the Company (the “FT Units”) at a price of $0.25 per FT Unit for gross proceeds of $2,500,000. In connection with the March Offering, the Company paid issuance costs of $158,000 in cash. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.33. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) (the “ITA”) and one-half of one Warrant on the same terms as the Warrants forming part of the Units. An amount of $7,274,000 ($7,410,000 net of allocated issuance costs of $136,000) was recorded in share capital. The Warrants were valued at $1,100,000 ($1,122,000 net of allocated issuance costs of $22,000) using the relative fair value method, and the remaining $300,000, representing the implied premium, was recorded as a flow-through share premium liability (Note 14).

Private Placement Equity Financing with Ausenco

First Mining has entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a PFS for the Company’s Springpole Gold Project. Ausenco or an affiliate will be entitled to receive approximately $1,600,000 in fees thereunder. Pursuant to the agreement with Ausenco, on January 15, 2020 the Company closed a private placement with Ausenco, for gross cash proceeds of approximately $750,000 in respect of its subscription for common shares (the “Ausenco Offering”). Pursuant to the Ausenco Offering, First Mining issued 2,777,777 common shares to Ausenco at a price of $0.27 per common share. First Mining then prepaid $750,000 to Ausenco for the first tranche of work under the PFS, and these services were provided to the Company in full during the year ended December 31, 2020.

ATM distributions

On August 20, 2019, First Mining announced it had entered into an at‐the‐market ("ATM") equity distribution agreement with Cantor Fitzgerald Canada Corporation (“Cantor”) as agent pursuant to which First Mining may, at its discretion and from time‐to‐time, sell up to $15.0 million of common shares of the Company to the public at the prevailing market price of the Company’s common shares on the TSX at the time of such sale. The sale of these common shares will be made through “at‐the‐market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44‐102 Shelf Distributions, including sales made directly on the TSX, or any other recognized marketplace upon which the Company’s common shares are listed or quoted or where the common shares are traded in Canada. During the year ended December 31, 2020, First Mining sold 532,000 common shares of the Company under the ATM program at an average price of $0.24 per common share for gross proceeds of $129,000, or net proceeds of $125,000 after deducting the commission of $4,000 paid to Cantor in respect of these ATM sales.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

13. SHARE CAPITAL (Continued)

c)
Warrants

The movements in warrants during the years ended December 31, 2020 and 2019 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2018	20,116,855	$0.99
Warrants issued	12,845,383	0.40
Warrants exercised	(214,200)	0.20
Warrants expired	(16,875,040)	1.10
Balance as at December 31, 2019	15,872,998	$0.41
Warrants issued	77,460,159	0.49
Warrants exercised	(247,500)	0.34
Balance as at December 31, 2020	93,085,657	$0.48

The following table summarizes information about warrants outstanding as at December 31, 2020:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.33	18,512,659	$0.33	2.15
$0.40	42,795,383	$0.40	3.57
$0.44	3,027,615	$0.44	0.46
$0.70	28,750,000	$0.70	1.65
	93,085,657	$0.48	2.59

The Warrants issued during the year ended December 31, 2020 and year ended December 31, 2019 (excluding warrants issued to First Majestic under the terms of the Silver Purchase Agreement (Note 5)) have been valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Risk-free interest rate	0.85%	1.55%
Expected life (years)	2.39 years	3.00 years
Expected volatility(1)	68.36%	67.22%
Expected dividend yield	Nil	Nil

d)
Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

13. SHARE CAPITAL (Continued)

The movements in stock options during the years ended December 31, 2020 and 2019 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2018	48,265,000	$0.61
Granted – January 7, 2019	5,000,000	0.40
Granted – April 1, 2019	750,000	0.40
Granted – April 29, 2019	2,000,000	0.40
Options expired	(7,700,000)	0.68
Options forfeited	(1,387,500)	0.50
Balance as at December 31, 2019	46,927,500	$0.57
Granted – January 31, 2020	8,750,000	0.25
Granted – April 1, 2020	1,100,000	0.25
Granted – October 30, 2020	900,000	0.43
Granted – December 1, 2020	600,000	0.405
Options exercised	(3,717,500)	0.33
Options expired	(2,790,000)	0.40
Options forfeited	(5,950,000)	0.52
Balance as at December 31, 2020	45,820,000	$0.53

The weighted average closing share price at the date of exercise for the year ended December 31, 2020 was $0.44 (December 31, 2019 – $nil). 3,717,500 stock options were exercised during the year ended December 31, 2020 (December 31, 2019 – Nil).

The following table summarizes information about the stock options outstanding as at December 31, 2020:

Options Outstanding				Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	25,935,000	$0.36	2.42	20,410,000	$0.37	3.19
$0.51 – 1.00	19,885,000	0.75	1.10	19,885,000	0.75	1.10
	45,820,000	$0.53	2.41	40,295,000	$0.56	2.16

During the year ended December 31, 2020, there were 11,350,000 (December 31, 2019 - 7,750,000) stock options granted with an aggregate fair value of $1,500,411 (December 31, 2019 - $1,550,000), or a weighted average fair value of $0.13 per option (December 31, 2019 – $0.20). As at December 31, 2020, 5,525,000 (December 31, 2019 – 6,565,625) stock options remain unvested with an aggregate grant date fair value of $402,000 (December 31, 2019 - $392,000).

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

13. SHARE CAPITAL (Continued)

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the years ended December 31, 2020 and 2019 was classified within the financial statements as follows:

	For the year ended December 31,
Statements of Net Loss:	2020	2019
General and administration	$500	$824
Exploration and evaluation	148	143
Investor relations and marketing communications	144	325
Corporate development and due diligence	166	304
Subtotal	$958	$1,596

	For the year ended December 31,
Statements of Financial Position:	2020	2019
Mineral Properties	$442	$572
Total	$1,400	$2,168

The grant date fair value of the stock options recognized in the years ended December 31, 2020 and 2019 have been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Risk-free interest rate	1.72%	2.20%
Share price at grant date (in dollars)	$0.25	$0.36
Exercise price (in dollars)	$0.27	$0.40
Expected life (years)	4.96 years	5.00 years
Expected volatility(1)	69.10%	71.86%
Forfeiture rate	5.26%	5.00%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

14. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	February 14, 2020	December 18, 2019	May 16, 2019	Total
Balance, December 31, 2018	$-	$-	$-	$-
Liability incurred for flow-through shares issued May 16, 2019	-	-	475	475
Settlement of flow-through share premium liability upon incurring eligible expenditures		-	(430)	(430)
Liability incurred for flow-through shares issued December 18, 2019	-	296	-	296
Balance, December 31, 2019	$-	$296	$45	$341
Liability incurred for flow-through shares issued February 14, 2020	300	-	-	300
Settlement of flow-through share premium liability upon incurring eligible expenditures	(300)	(296)	(45)	(641)
Balance, December 31, 2020	$-	$-	$-	$-

As at December 31, 2020, the Company had $nil (December 31, 2019 - $2,178,000) of unspent flow-through expenditure commitments. The Company reversed the associated flow-through share premium liability and recognized a deferred income tax recovery of $1,587,000 (December 31, 2019 - $430,000) in the Company’s consolidated financial statements for the year ended December 31, 2020.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

15. OPERATING EXPENSES

Operating expenditures by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive income (loss), are as follows:

	For the year ended December 31, 2020
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$232	$166	$34	$3	$435
Consultants	164	71	10	-	245
Depreciation (non-cash)	146	159	-	-	305
Directors fees	288	-	-	-	288
Investor relations and marketing communications	3	3	579	22	607
Professional fees	934	1	-	-	934
Salaries	1,121	236	287	269	1,913
Share-based payments (non-cash) (Note 13(h))	500	148	144	166	958
Transfer agent and filing fees	163	-	41	-	204
Travel and accommodation	22	28	16	8	74
Operating expenses total	$3,573	$812	$1,111	$468	$5,964
Impairment of non-current assets (non-cash) (Note 4)					24,870
Loss from operational activities					$30,834

	For the year ended December 31, 2019
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$424	$176	$21	$2	$623
Consultants	108	211	29	-	348
Depreciation (non-cash)	14	157	-	-	171
Directors fees	277	-	-	-	277
Investor relations and marketing communications	1	8	592	-	601
Professional fees	614	5	-	-	619
Salaries	899	329	175	179	1,582
Share-based payments (non-cash) (Note 13(h))	824	143	325	304	1,596
Transfer agent and filing fees	193	-	1	-	194
Travel and accommodation	60	95	34	32	221
Operating expenses total	$3,414	$1,124	$1,177	$517	$6,232
Impairment of non-current assets (non-cash) (Note 8)					341
Loss from operational activities					$6,573

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

16. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and selective disposition of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at December 31, 2020 and December 31, 2019 is as follows:

Non-current assets	December 31, 2020	December 31, 2019
Canada	$244,018	$253,587
USA	444	454
Mexico	-	252
Total	$244,462	$254,293

17. INCOME TAXES

	Year ended December 31, 2020	Year ended December 31, 2019
Net loss before income tax	$35,848	$6,443
Combined Canadian statutory income tax rate	27.00%	27.00%
Income tax recovery computed at statutory income tax rate	9,679	1,740
Tax effect of:
Permanent differences and other	(2,041)	(89)
Investment in Treasury Metals	(1,916)	-
Obligation to distribute investments	(1,802)	-
Flow-though eligible expenditures	(1,240)	(465)
Difference in tax rates in foreign jurisdictions	(308)	(17)
Impact of disposal of subsidiaries	(10,358)	-
Flow-through share premium liability	641	430
Changes in unrecognized deferred tax assets	8,932	(2,115)
Income tax recovery (expense)	$1,587	$(516)

Deferred tax assets and liabilities are offset if they relate to the same taxable entity and the same taxation authority. No deferred tax asset has been recognized in respect to the losses and temporary differences below, as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

Recognized deferred income tax assets (liabilities) are comprised of:

	December 31, 2020	December 31, 2019
Non-capital loss carryforwards	$5,384	$1,162
Mineral properties	(3,073)	(1,978)
Mineral property investments	(2,311)	(130)
Total	$-	$(946)

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

17. INCOME TAXES (Continued)

Deferred tax assets have not been recognized in respect of the following temporary differences:

	December 31, 2020	December 31, 2019
Non-capital loss carryforwards	$49,232	$96,779
Investment in Treasury Metals	14,188	-
Silver Stream derivative liability	5,882	-
Investment tax credits	5,119	5,282
Other	3,936	2,662
Undeducted financing costs	1,874	152
Property and equipment	807	1,126
Mineral properties	174	8,304
Capital loss carryforwards	82	5,654
Total	$81,294	$119,959

As at December 31, 2020, the Company and its subsidiaries had unrecognized Canadian non-capital loss carryforwards of approximately $68,059,000 (2019 - $99,214,000) which expire between the years 2026 and 2040, unrecognized Canadian capital loss carryforwards of approximately $82,000 (2019 - $5,654,000) which can be carried forward indefinitely, unrecognized Canadian investment tax credits of approximately $5,119,000 (2019 - $5,282,000) which expire between the years 2024 and 2033.

18. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them.

Key management includes the Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2020 and 2019 is as follows:

Service or Item	Year ended December 31,
	2020	2019
Directors’ fees	$288	$277
Salaries and bonuses	1,659	1,188
Share-based payments (non-cash)	990	1,601
Total	$2,937	$3,066

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

19. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2020, the significant non-cash investing and financing transactions were as follows:

●
24,220 shares issued with a value of $4,000 in connection with a previous mineral property acquisition;
●
3,000,000 shares issued with a value of $1,215,000 in connection with acquisition of the East Cedartree claims (Note 8); and
●
Received 25 million shares of Auteco with a fair value of $740,000 in connection with the Earn-In Agreement (Note 8(a)), 805,698 shares of First Majestic with a fair value of $10,394,000 in connection with the Silver Purchase Agreement (Note 5), 43.33 million shares of Treasury Metals with a fair value of $78,000,000 and 11.67 million Treasury Metals Warrants with a fair value of $9,812,000 in connection with the Treasury Share Purchase Agreement (Note 4).

During the year ended December 31, 2019, significant non-cash investing and financing transactions were as follows:

●
370,250 shares issued as finder’s fee in connection with December 18, 2019 private placement (Note 13); and
●
Received 1,217,532 shares of Gainey Capital Corp. with a fair value of $171,000 under the terms of the option agreement with Gainey Capital Corp.

20. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying value of the non-current reclamation deposit approximated its fair values as the amount is represented by a cash deposit. This financial instrument is classified as a financial asset at amortized cost.

The carrying value of investments (except for Treasury Metals Warrants) were based on the quoted market prices of the shares as at December 31, 2020 and was therefore considered to be Level 1. The fair value of Treasury Metals Warrants is determined using certain Level 2 inputs, as the Black-Scholes valuation model incorporates Treasury Metals’ share price volatility.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

20. FAIR VALUE (Continued)

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The fair value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. During the year ended December 31, 2020, management concluded that there was an increase in the fair value of the mineral property investments, and a fair value gain of $1,329,000 (December 31, 2019 - $981,000) was recorded (Note 9).

As the Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. The initial fair value of the Option – Pickle Crow Gold Project was determined based on initial consideration in cash of $100,000, 25 million shares of Auteco with a fair value upon receipt of $740,000 and exploration expenditures incurred by Auteco under the terms of the Earn-in Agreement. Scenarios which may result in a significant change in fair value include, among others, performance of the Auteco share price, the amount or timing of Pickle Crow exploration expenditures incurred or updates to the NI 43-101 (or Australian equivalent) resource report. During the year ended December 31, 2020, management concluded that there was no significant change in the fair value of the Option – PC Gold liability.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	December 31, 2020				December 31, 2019
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Investments (Notes 4, 7)	$18,425	$12,653	$5,772	$-	$1,775	$1,775	$-	$-
Mineral property investments (Note 9)	6,726	-	-	6,726	5,398	-	-	5,398
Financial liabilities:
Silver Stream derivative liability (Note 5)	13,260	-	-	13,260	-	-	-	-
Option – PC Gold (Note 8(a))	$4,410	$-	$-	$4,410	$-	$-	$-	$-

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

20. FAIR VALUE (Continued)

During the year ended December 31, 2020 there have been no transfers of amounts between levels in the fair value hierarchy.

The classification of the financial instruments as well as their carrying values as at December 31, 2020 and 2019 is shown in the table below:

At December 31, 2020
	Amortized Cost	FVTPL	FVTOCI	Total
Financial assets:
Cash and cash equivalents	$28,901	$-	$-	$28,901
Current accounts and other receivables	1,753	-	-	1,753
Investments	-	15,039	3,386	18,425
Mineral property investments	-	-	6,726	6,726
Reclamation deposit	121	-	-	121
Total financial assets	$30,775	$15,039	$10,112	$55,926

Financial liabilities:
Accounts payable and accrued liabilities	$2,013	$-	$-	$2,013
Option – PC Gold	-	4,410	-	4,410
Silver Stream derivative liability	-	13,260	-	13,260
Total financial liabilities	$2,013	$17,670	$-	$19,683

At December 31, 2019
	Amortized Cost	FVTPL	FVTOCI	Total
Financial assets:
Cash and cash equivalents	$5,902	$-	$-	$5,902
Current accounts and other receivables	97	-	-	97
Investments	-	-	1,775	1,775
Mineral property investments	-	-	5,398	5,398
Reclamation deposit	119	-	-	119
Total financial assets	$6,118	$-	$7,173	$13,291

Financial liabilities:
Accounts payable and accrued liabilities	$1,398	$-	$-	$1,398
Option – PC Gold	-	-	-	-
Silver Stream derivative liability	-	-	-	-
Total financial liabilities	$1,398	$-	$-	$1,398

21. FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board of Directors.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

21. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments designated as FVTPL had been 10% higher or lower as at December 31, 2020, net loss for the year ended December 31, 2020 would have decreased or increased, respectively, by approximately $1,504,000 (2019 – $nil), as a result of changes in the fair value of equity investments. If the fair value of our investments in equity instruments designated as FVTOCI had been 10% higher or lower as at December 31, 2020, other comprehensive income (loss) for the year ended December 31, 2020 would have decreased or increased, respectively, by approximately $1,011,000 (2019 – $717,000), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. During the first half of 2020, the Company operated in Canada and the United States, and a portion of the Company’s expenses were incurred in Canadian dollars (“CAD”), and US dollars (“USD”). A significant change in the currency exchange rates between the Canadian and US currencies could have an effect on the Company’s results of operations, financial position or cash flows. As at December 31, 2020, the Company held USD denominated cash and cash equivalents of $5,567,000. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by seeking to optimize the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

21. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies.

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2020 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$2,013	$2,013	$2,013	$-	$-	$-
Lease liability	554	678	163	333	182	-

As at December 31, 2020, the Company held cash and cash equivalents of $28,901,000 (December 31, 2019 - $5,902,000). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

22. SUBSEQUENT EVENTS

Stock Options Grant

Subsequent to December 31, 2020, the Company granted 8,615,000 incentive stock options to Directors, Officers, employees and consultants of the Company under the terms of its share-based compensation plan. The stock options have an exercise price of $0.435 per share and are exercisable for a period of five years from the grant date.

Restricted Share Unit and Deferred Share Unit Grants

Subsequent to December 31, 2020, the Company granted 1,550,000 restricted share units to Officers of the Company under the terms of its share-based compensation plan and will vest and be payable in equal tranches over a three-year period (one-third per year) in common shares. In addition, the Company granted 40,000 deferred share units to a Director of the Company under the terms of its share-based compensation plan which will be payable in common shares.

Exercise of Stock Options and Warrants

Subsequent to December 31, 2020, 25,000 stock options were exercised for gross proceeds of $6,250 and 10,000 warrants were exercised for gross proceeds of $3,000.

Silver Stream with First Majestic Silver

Subsequent to December 31, 2020, the Company announced the positive results of a PFS completed for Springpole Gold Project. Upon completion of a positive PFS, in accordance with the Silver Purchase Agreement, First Mining received US$7.5 million from First Majestic (US$3.75 million paid in cash and the remaining US$3.75 million in common shares of First Majestic).

Pickle Crow Gold Project – Stage 1 Earn-In

Subsequent to December 31, 2020, Auteco has fulfilled the Stage 1 Earn-In $5,000,000 exploration expenditures requirement of the Earn-In Agreement with respect to its Pickle Crow Gold Project. As a result, Auteco will hold a meeting of its shareholders to approve the issuance of 100,000,000 Auteco shares to First Mining, and it will apply to the ASX for listing approval for such shares. First Mining expects to receive the 100,000,000 Auteco shares by the end of April, and upon receipt of such shares, Auteco will earn a 51% interest in PC Gold (the subsidiary which owns the Pickle Crow project).